UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2018

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Pursuant to the order dated May 30, 2018 of National Company Law Appellate Tribunal, Vedanta Limited is implementing the approved Resolution Plan for Electrosteel Steels Limited (“ESL”). Accordingly, Vedanta Star Limited (‘VSL’), a wholly owned subsidiary of Vedanta Limited, has deposited the upfront amount of INR 5,320 crore in escrow account of ESL and June 4, 2018 has been determined to be the ‘Effective Date’ under the Resolution Plan.

The Company has acquired control over ESL and a new board of directors has been put in place.

Investment from VSL in ESL shall be done through a combination of equity of Rs 1,765 crore and inter-corporate loan of Rs 3,555 crore.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2018

VEDANTA LIMITED

By:	/s/ GR Arun Kumar
Name:	GR Arun Kumar
Title:	Whole Time Director & Chief Financial Officer